PROSPECTUS	Filed Pursuant to Rule 424(b)(3)
Registration No. 333-286020

TRINITY BIOTECH PLC

4,290,000 American Depositary Shares
representing
85,800,000 A Ordinary Shares

This prospectus relates to the resale, from time to time, by the selling shareholder named in this prospectus or its permitted assigns, of up to 4,290,000 American Depositary Shares (“ADSs”) (each ADS represents 20 A Ordinary Shares, par value $0.0109 per share), including up to (i) 1.79 million ADSs that Perceptive Credit Holdings II, LP (“Perceptive II”) acquired from us on January 30, 2024 in connection with an acquisition (the “Waveform Acquisition”) pursuant to an asset and share purchase agreement among TRIB Biosensors Inc., our wholly-owned subsidiary, as purchaser, and Waveform Technologies, Inc. (“Waveform”) and the other seller parties thereto, (ii) 0.5 million ADSs that are issuable upon the exercise, from time to time, of an outstanding warrant  (“Warrant #1”) of Perceptive Credit Holdings III, LP, an affiliate of Perceptive II (“Perceptive III” and, together with Perceptive II, “Perceptive” or the “selling shareholder”) that Perceptive III acquired from us on January  27, 2022, pursuant to the terms of a credit agreement and guaranty, initially dated December 15, 2021 (the “Original Credit Agreement”), among us and the other obligors party thereto and Perceptive III, as administrative agent and lender, (iii) 0.5 million ADSs that are issuable upon the exercise, from time to time, of an outstanding warrant ( “Warrant #2”) that Perceptive III acquired from us on January 30, 2024, in connection with the second amendment and restatement of the Original Credit Agreement, (iv) 1.0 million ADSs that are issuable upon exercise, from time to time, of an outstanding warrant ( “Warrant #3”) that Perceptive III acquired from us on December 23, 2024, in connection with the third amendment and restatement of the Original Credit Agreement, and (v) 0.5 million ADSs that are issuable upon exercise, from time to time, of an outstanding warrant (“Warrant #4” and, together with Warrant #1, Warrant #2 and Warrant #3, collectively the “Warrants”) that Perceptive II acquired from us on December 23, 2024, in connection with  the extension of a deferred consideration payment related to the Waveform Acquisition. Pursuant to amendments to the Warrants in connection with the third amendment and restated of the Original Credit Agreement, the Warrants have an exercise price of $0.8000 per ADS ($0.11 per A Ordinary Share), for an aggregate exercise price of up to $2,000,000.  Warrant #1 expires on January 27, 2029, Warrant #2 expires on January 30, 2031, and Warrant #3 and Warrant #4 expire on December 23, 2031. The ADSs are evidenced by American Depositary Receipts, or ADRs.

Our ADSs are listed on The NASDAQ Global Select Market (“Nasdaq”) under the symbol “TRIB.”  On March 28, 2025, the closing price of an ADS on The NASDAQ Global Select Market was $0.641.   Perceptive may offer and sell any of the ADSs from time to time at fixed prices, at market prices or at negotiated prices, and may engage a broker, dealer or underwriter to sell the ADSs. For additional information on the possible methods of sale that may be used by Perceptive, you should refer to the section entitled “Plan of Distribution” elsewhere in this prospectus. We will not receive any proceeds from the sale of any ADSs by Perceptive. We do not know when or in what amount Perceptive may offer the ADSs for sale. Perceptive may sell any, all or none of the ADSs offered by this prospectus.

INVESTING IN THE ADSs INVOLVES A HIGH DEGREE OF RISK.  BEFORE BUYING ANY SECURITIES, YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS DESCRIBED IN “RISK FACTORS” BEGINNING ON PAGE 5 OF THIS PROSPECTUS AND UNDER SIMILAR HEADINGS IN THE OTHER DOCUMENTS THAT ARE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is March 31, 2025.

i

Unless expressly stated otherwise, in this prospectus, references to “we”, “us”, “Trinity Biotech” or the “Group” shall mean Trinity Biotech plc and its world-wide subsidiaries, collectively.  References to the “Company” shall mean Trinity Biotech plc. All references to “dollars” or “$” in this prospectus are to U.S. dollars, and all references to “Euro” or “€” are to European Union Euro.

You should read this document together with the additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” in this prospectus.  We have not authorized any dealer, salesperson or other person to give any information or to make any representation and you should not rely upon any information or representation not contained or incorporated by reference in this prospectus.  This prospectus does not constitute an offer to sell or the solicitation of an offer to buy ADSs, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy ADSs in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or ADS is sold on a later date.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference into the accompanying prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made.  Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

This prospectus is not intended to be and is not a prospectus for purposes of: (i) Regulation (EU) 2017/1129 of the European Parliament and of the Council or the European Union (Prospectus) Regulations of Ireland 2019; or (ii) Regulation (EU) 2017/1129 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 of the United Kingdom, as amended by the Prospectus (Amendment etc.) (EU Exit) Regulations 2019 of the United Kingdom, or the UK Prospectus Regulation. No offer of shares to the public is made, or will be made, that requires the publication of a prospectus pursuant to European prospectus law or the UK Prospectus Regulation. This document has been prepared on the basis that any offer of shares in any relevant European Economic Area member state or the United Kingdom will be made pursuant to an exemption under European prospectus law and the UK Prospectus Regulation from the requirement to publish a prospectus for offers of shares and does not constitute an offer or solicitation to anyone to purchase shares in any jurisdiction in which such an offer or solicitation is not authorized nor to any person to whom it is unlawful to make such an offer or solicitation. This document has not been reviewed or approved by the Central Bank of Ireland nor by any other competent or supervisory authority of any other member state of the European Economic Area or the United Kingdom for the purposes of the EU Prospectus Regulation, or the UK Prospectus Regulation, as applicable. Any representation to the contrary is a criminal offense.

ii

FORWARD‑LOOKING STATEMENTS

Some of the statements contained in this prospectus and the documents incorporated by reference are forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements about:

•	the development of future products;

•	the potential attributes and benefit of our products and their competitive position;

•	our ability to successfully commercialize, or enter into strategic relationships with third parties to commercialize, our products;

•	our estimates regarding expenses, future revenues, capital requirements and our need for additional financing;

•	statements of our plans and objectives;

•	our ability to acquire or in-license new product candidates;

•	potential strategic relationships;

•	the duration of our patent portfolio; and

•	statements regarding the capabilities of our business operations;

•	statements of expected future economic performance;

•	statements regarding competition in our market; and

•	assumptions underlying statements regarding us or our business.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following:

•	our substantial indebtedness, which could impair our flexibility and access to capital and adversely affect our financial position;

•	our ability to generate or raise sufficient funds to repay our debt as it becomes due and to continue as a going concern;

•	our continued listing on the Nasdaq Global Select Market;

•	pandemics or other public health emergencies, including ongoing effects of the COVID-19 pandemic;

•
the occurrence of hostilities and political instability, including hostilities between Russia and Ukraine and between Hamas and Israel, and resulting volatility and other effects on global economic conditions;

•	changes in customer demand;

•	our ability to successfully develop and commercialize new products, including our new biosensor related products, including our continuous glucose monitoring (“CGM”) product;

•
recalls of our products or liability claims in connection with our products and services and the cost and reputational harm associated with such recalls or claims and with any voluntary corrective actions or regulatory agency enforcement actions;

•	delays or failures in our clinical trials and failure to maintain regulatory approvals and clearances to manufacture, market and distribute our products;

•	interruptions in production at our principal manufacturing facilities, our third-party manufacturing facilities or our supplier;

•	the extent to which we are successful in gaining new long-term relationships with customers or retaining existing ones;

•	developments and changes in laws and regulations, including increased regulation of our industry through legislative action and revised rules and standards;

•	security breaches, cybersecurity attacks and other significant disruptions;

•	natural events such as severe weather, fires, floods and earthquakes or man-made or other disruptions of our business and facilities;

•	strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses; and

•	our ability to obtain and protect rights to the intellectual property necessary for the conduct of our business and the potential costs of enforcing or defending those rights.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. We discuss our known material risks in the section entitled “Risk Factors” on page 5 of this prospectus and on page 3 in our annual report on Form 20-F for the year ended December 31, 2023 incorporated by reference herein. Many factors could cause our actual results to differ materially from the forward-looking statements. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus. The summary does not contain all the information that you should consider before investing in our ADSs.  You should read the entire prospectus carefully, including “Risk Factors” contained in this prospectus and the documents incorporated by reference in this prospectus, before making an investment decision. Unless otherwise indicated herein, the terms “Trinity Biotech,” the “Company,” “we,” “us” or “our” refer to Trinity Biotech plc.

We and our subsidiaries develop, acquire, manufacture and market medical diagnostic products and services for the clinical laboratory and point-of-care segments of the diagnostic market. These products and services are used to detect and support the management of autoimmune, infectious and sexually transmitted diseases, diabetes and disorders of the liver and intestine.  We have recently entered into the biosensor industry, with the acquisition (the “Waveform Acquisition”) of the biosensor assets of Waveform Technologies Inc. (“Waveform”) and intend to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring (“CGM”) product.

For a full and comprehensive description of our business, markets and product lines, see our most recent Annual Report on Form 20-F and any updates in our Reports of Foreign Private Issuer on Form 6-K, to the extent that they are incorporated herein by reference.

Recent Developments

In July 2024, we entered into an At the Market Offering Agreement with Craig-Hallum pursuant to which the Company may sell its ADSs from time to time in an at the market offering through Craig-Hallum, acting as sales agent (the “ATM Program”). As of the date of the registration statement of which this prospectus forms a part, we have issued a total of 4,688,029 ADSs pursuant to the ATM Program.

Corporate Information

We were incorporated as a private limited company registered in Ireland in January 1992 and subsequently re-registered as a public limited company (“plc”) in July 1992. The Company commenced operations in 1992 and, in October 1992, completed an initial public offering of our securities in the United States. Our principal offices are located at IDA Business Park, Bray, County Wicklow, Ireland and our telephone number is +353 1276 9800. Our North American headquarters is based at 2823 Girts Rd., Jamestown, NY 14701, USA.  The Company’s website is www.trinitybiotech.com. The information in our website is not incorporated by reference herein.

THE OFFERING

ADSs offered by the selling shareholder	4,290,000 ADSs (each ADS represents 20 A Ordinary Shares, par value $0.0109 per share). The offered ADSs are evidenced by ADRs.

A Ordinary Shares outstanding as of March 15, 2025
383,881,600 A Ordinary Shares (which excludes 48,506,672 A Ordinary Shares issuable upon the exercise of options at exercise prices that range from US$0.12-US$1.29 per share, 51,200,000 A Ordinary Shares represented by ADSs issuable upon the exercise of outstanding warrants, and 24,691,358 A Ordinary Shares  represented by ADSs issuable upon conversion of the $20 million convertible note (the “MiCo Convertible Note”) held by MiCo IDV Holdings, LLC (“MiCo”), with an ADS conversion price of $16.20 per ADS).

Use of proceeds	We will not receive any proceeds from the sale of the ADSs offered hereby except that we may receive up to $2,000,000 upon the exercise of the Warrants.

NASDAQ Capital Market symbol	“TRIB”

Risk Factors
Prospective investors should carefully consider the Risk Factors beginning on Page 5 and under similar headings in the other documents that are incorporated by reference into this prospectus for a discussion of certain factors that should be considered before buying the ADSs offered hereby.

RISK FACTORS

Investing in our securities involves significant risks. Please see the risk factors under the heading “Risk Factors” in our most recent Annual Report on Form 20-F on file with the Commission, as revised or supplemented by our reports subsequently filed after the date hereof with the Commission and incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities. The discussion of risks includes or refers to forward-looking statements; you should read the explanation of the qualifications and limitations on such forward-looking statements discussed elsewhere in this.

Risks Related to Ownership of our ADSs

We may encounter difficulties in realizing the potential financial or strategic benefits of recent business acquisitions. We expect to make additional acquisitions in the future that could disrupt our operations and harm our operating results.

A significant part of our business strategy is to pursue acquisitions and other initiatives based on a strategy centered on adding complementary solutions to our portfolio—all while we seek to ensure our continued high quality of services and product delivery. We have made numerous acquisitions including the acquisition in 2024 of the biosensor assets of Waveform and intend to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring (“CGM”) product.

Mergers and acquisitions of companies and assets are inherently risky and subject to many factors outside of our control and no assurance can be given that our future acquisitions will be successful and will not adversely affect our business, operating results, or financial condition. In the future, we may seek to acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to expand our business. Failure to manage and successfully integrate such acquisitions could materially harm our business and operating results. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products technologies and professional services to a failure to do so. There can be no assurance that new product enhancements will be made in a timely manner or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products. If we acquire other businesses, we may face difficulties, including:

•	Difficulties in integrating the operations, systems, technologies, products, and personnel of the acquired businesses or enterprises;

•	Diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from acquisitions;

•	Integrating financial forecasting and controls, procedures and reporting cycles;

•	Potential difficulties in completing projects associated with in-process research and development;

•	Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

•	Insufficient revenue to offset increased expenses associated with acquisitions; and

•	The potential loss of key employees, customers, distributors, vendors and other business partners of the companies we acquire following and continuing after announcement of acquisition plans

We may not succeed in our efforts to implement a comprehensive transformation plan to improve the financial performance of our existing business and realign our continuing business.

We initially announced the adoption of a transformation plan to improve the financial performance of our existing business in April 2024 and we continue to pursue a strategic realignment of our continuing business. The plan has several key components, including:

•
Reducing complexity and cost by consolidating our main manufacturing operations into a considerably smaller number of sites and also moving to an outsourced model for a significant amount of our less complex manufacturing activities;

•	Reducing the cost of goods of many of our products by changing suppliers and negotiating new deals with existing suppliers;

•	Continued market acceptance of our new TrinScreen™ HIV rapid point-of-care test;

•	Simplifying our internal operations and optimizing our business support function locations; and

•	Realigning our existing business portfolio to support our planned growth in the CGM space.

          Although we have implemented or are in the final stages of implementing a number of cost-saving initiatives, including consolidating manufacturing, moving some manufacturing offshore to improve our operating margins, and moving significant aspects of our business support functions to a lower cost and centralized location, we cannot assure you that these efforts will be successful or that we can achieve our realignment and long-term profitability goals. A failure to achieve these goals will have a material adverse effect on our results of operations and financial condition.

In 2021, certain of our U.S. subsidiaries received loans which were subsequently forgiven under the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) which they may not have been eligible to receive. If it is determined that the subsidiaries were ineligible to receive the loans, they may be required to return the proceeds, pay interest and may be subject to other penalties.

In January 2021, two of our U.S. based subsidiaries applied for and received loans totaling approximately $1.8 million under the Paycheck Protection Program (the “PPP”) of the CARES Act. In September 2021, the two subsidiaries applied for forgiveness of the loans and those loans were subsequently forgiven. While our subsidiaries believed at the time that they obtained the loans that they met all of the eligibility requirements under the CARES Act, they were notified by the Department of Justice in late October 2024 that the two subsidiaries may have not been eligible to receive those loans. We voluntarily conducted an internal review of the circumstances surrounding the loan process and have made a preliminary determination that due to changes in the guidelines for such loans, the two subsidiaries may have inadvertently not met the headcount eligibility criteria. During a January 28, 2025 videoconference among outside U.S. Counsel engaged to respond to questions from the Civil Division of the Department of Justice about the aforementioned loans obtained by the two US. Subsidiaries, a lawyer employed by the Department of Justice raised, for the first time with the Company, the question of whether its U.S. subsidiaries met the headcount eligibility criteria for the first round of PPP loans in 2020, when the subsidiaries received approximately $4 million of loans which were subsequently forgiven. The criteria for eligibility was different for the two rounds of loans, and we believe that the U.S. subsidiaries met the eligibility criteria for the first round of loans based on guidance issued by the Small Business Administration at the time of the first round of loan applications and as a result of having a lower headcount arising from furloughs of employees that were not expected to be rehired. We, along with our legal counsel, have reviewed the circumstances surrounding the initial PPP loans. We have also communicated with the Department of Justice through a letter, outlining the reasons for our eligibility and await a response. If the U.S. subsidiaries were not eligible for those loans, the Company will likely be required to return the proceeds of those loans, pay interest, and may be subject to enforcement proceedings. This may result in adverse publicity and damage to our reputation and have a material adverse effect on our results of operations and financial condition.

The Nasdaq Global Select Market imposes listing standards on our ADSs that we may not be able to fulfill in the future, thereby leading to a possible delisting of our ADSs.

As a listed Nasdaq Global Select Market company, we are subject to various listing standards.  There can be no assurance that we will be able to meet all of the criteria necessary for Nasdaq to allow our ADSs to remain listed.

On March 19, 2025, we received two deficiency letters from the Listing Qualifications Department of Nasdaq (the “Staff”). One deficiency letter notified us that we are not in compliance with the minimum market value of publicly held shares (“MVPHS”) requirement of the Nasdaq Listing Rules applicable to companies listed on the Nasdaq Global Select Market. For continued listing, companies are required to maintain a minimum MVPHS of $15 million. A failure to meet the minimum MVPHS requirement exists if the deficiency continues for a period of 30 consecutive business days. The other deficiency letter notified us that for the preceding 30 consecutive business days, the ADSs did not maintain a minimum closing bid price of $1.00 (the “Minimum Bid Price”) per ADS, as required by Nasdaq Listing Rule 5450(a)(1).

In accordance with the Nasdaq Listing Rules, we have 180 calendar days from the date of the deficiency notices, or until September 10, 2025, to regain compliance with the minimum MVPHS requirement and the Minimum Bid Price requirement.

To regain compliance with the MVPHS requirement, the Company’s MVPHS must exceed $15 million for a minimum of ten consecutive business days. If the Company does not regain compliance with the minimum MVPHS requirement by September 10, 2025, Nasdaq will provide written notification to the Company that its ADSs are subject to delisting. At that time, the Company may appeal the relevant delisting determination to a hearings panel pursuant to the procedures set forth in the applicable Nasdaq Listing Rules; however, there can be no assurance that the Company will satisfy the minimum MVPHS requirement or that any such appeal would be successful.

To regain compliance with the Minimum Bid Price requirement, the closing bid price of the Company’s ADSs must meet or exceed US $1.00 for at least ten consecutive business days during the 180-calendar day cure period. In the event the Company does not regain compliance with the Minimum Bid Price Requirement in that period, we may be eligible for an additional 180 calendar day grace period if we meet the continued listing requirement for MVPHS and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price and provide written notice to the Staff of our intention to cure the deficiency during the second compliance period. However, if it appears to the Staff that we will not be able to cure the deficiency, or if we are otherwise not eligible, Nasdaq will provide notice to us that our ADSs will be subject to delisting.

If our ADSs are ultimately delisted from Nasdaq and we are unable to successfully transfer the listing of our ADSs to The Nasdaq Capital Market, our ADSs would likely then trade only in the over-the-counter market and the market liquidity of our ADSs could be adversely affected and their market price could decrease. If our ADSs were to trade on the over-the-counter market, selling our ADSs could be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and we could face significant material adverse consequences, including: a limited availability of market quotations for our securities; reduced liquidity with respect to our securities; a determination that our shares are a “penny stock,” which will require brokers trading in our securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our securities; a reduced amount of news and analyst coverage for our Company; and a decreased ability to issue additional securities or obtain additional financing in the future. These factors could result in lower prices and larger spreads in the bid and ask prices for our ADSs and would substantially impair our ability to raise additional funds and could result in a loss of institutional investor interest and fewer development opportunities for us.

We have incurred substantial debt, which could impair our flexibility and access to capital and adversely affect our financial position.

As of December 31, 2024, we had total indebtedness of approximately US$83.4 million (carrying value under IFRS), consisting of a senior secured term loan (the “Term Loan”) from Perceptive, a convertible note, a derivative liability related to warrants issued to Perceptive, lease liabilities and a residual amount owing for an exchangeable note which was almost completely retired in 2022. The Term Loan, which is repayable in January 2026, had a principal outstanding amount of US$75.5 million as of December 31, 2024. In connection with the third amendment and restatement of the credit agreement governing the Term Loan on December 23, 2024, we agreed that certain interest payments payable in 2024 and 2025 would be paid-in-kind on the applicable payment date by increasing the outstanding principal amount of the Term Loan.  On February 27, 2025, we entered into the fourth amended and restated credit agreement, which provided for an additional US$4.0 million increase to our outstanding Term Loan. In addition, a deferred consideration payment of $5.0 million related to the acquisition of the biosensor assets of Waveform has been extended to November 2025.

The convertible note, which was issued to MiCo and has a nominal outstanding amount of US$20.0 million, mandatorily converts into ADSs if the volume weighted average price of the Company’s ADSs is at or above US$16.20 for any five consecutive trading days. The convertible note shall become immediately repayable at par together with any accrued interest, if the Company or any of its material subsidiaries ceases or threatens to cease carrying on its business or a part of its business which is material to the Group, however, subject to the terms of an Investor Subordination Agreement between Perceptive and MiCo, MiCo shall not, without the prior written consent of Perceptive, take any enforcement action with respect to the convertible note. Such enforcement actions include, inter alia, any MiCo action to enforce payment of or to collect the whole or any part of the convertible note.

As a result of the debt we have incurred, we may need to raise capital in one or more debt or equity offerings to fund our operations and obligations. There can be no assurance, however, that we will be successful in raising the necessary capital or that any such offering will be available to us on terms acceptable to us, or at all. If we are unable to raise additional capital that may be needed on terms in sufficient amounts or on terms acceptable to us, it could have a material adverse effect on our company and we may have to significantly delay, scale back or discontinue our deliveries under our outstanding customer purchase orders or the development or commercialization of one or more of our products or one or more of our other research and development initiatives, sell assets and/or cease trading.

Our debt may:

•	require us to use a substantial portion of our cash flow from operations to make debt service payments;

•	limit our ability to use our cash flow or obtain additional financing for working capital, capital expenditures, acquisitions or other general business purposes;

•	limit our flexibility to plan for, or react to, changes in our business and industry;

•	result in dilution to our existing shareholders in the event we issue equity to fund our debt obligations;

•	place us at a competitive disadvantage compared to our less leveraged competitors; and

•	increase our vulnerability to the impact of adverse economic and industry conditions.

To the extent we are unable to repay our debt as it becomes due with cash on hand or from other sources, we will need to refinance our debt, sell assets or repay the debt with the proceeds from equity offerings in order to continue in business. Additional indebtedness or equity financing may not be available to us in the future for the refinancing or repayment of existing debt, or if available, such additional debt or equity financing may not be available on a timely basis, or on terms acceptable to us and within the limitations specified in our then existing debt instruments. In addition, in the event we decide to sell additional assets, we can provide no assurance as to the timing of any asset sales or the proceeds that could be realized by us from any such asset sale. Our ability to obtain additional funding may determine our ability to continue as a going concern.

Certain of our customers are dependent on continued U.S. government funding, which may not be made on a timely basis or at all and such funding cuts or delays could have an adverse effect on our business.

The Company is continuously monitoring the potential impact of the U.S. President’s Executive Order on Reevaluating and Realigning United States Foreign Aid, and resulting suspensions or termination of funding to HIV testing programs that utilize the Company’s two rapid HIV tests. On January 20, 2025, the U.S. government paused, subject to certain exemptions, all new funding obligations and sub-obligations of funding of foreign assistance programs, pending a 90-day review of such foreign assistance programs. Although the U.S. government introduced a temporary waiver of the aforementioned funding pause for certain assistance, which the U.S. government later confirmed applied to funding for HIV testing under the President's Emergency Plan for AIDS Relief (PEPFAR), that waiver is temporary, and there can be no assurance that U.S. government funding for HIV programs that utilize the Company’s rapid HIV tests will continue. Since the Executive Order, the Company has seen disruptions to ordering patterns and demand for our rapid HIV tests, and it remains unclear at this time what impact these changes will have on the timing and quantity of rapid HIV tests sold by the Company, and the receipt of funds for the sale of such tests.

Risks Related to the Offering

Sales of ADSs held by Perceptive and the additional ADSs issuable upon exercise of the Warrants may cause the market price of our ADSs to decline.

Perceptive holds 1.79 million ADSs; and Perceptive’s Warrants entitle it to purchase up to an additional 2.5 million ADSs, representing, in the aggregate, 85.8 million of our A Ordinary Shares. The sale of those ADSs, or the perception that such sales could occur, may cause the market price of our ADSs to decline or become more volatile. In addition, the fact that Perceptive can sell substantial amounts of ADSs in the public market, whether or not sales have occurred or are occurring, could make it more difficult for the Company to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that it deems reasonable or appropriate.

USE OF PROCEEDS

We will not receive the proceeds from the resale of the ADSs by Perceptive. We may receive up to an aggregate of $2,000,000 from the exercise of the Warrants, assuming the exercise in full of the Warrants. Any proceeds from the exercise of the Warrants will be used for working capital and general corporate purposes.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as of September 30, 2024, as derived from our financial statements, which are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. The information in this table should be read in conjunction with the financial statements and notes thereto and other financial information incorporated by reference into this prospectus and any prospectus supplement.

The table below presents our capitalization and indebtedness on an actual basis and on an as-adjusted basis to give effect to (A) (i) the issuance of 1,730,603 ADSs in connection with the acquisition of Epicapture Limited on October 22, 2024, (ii) the issuance of 1,399,985 ADSs on October 10, 2024 in connection with our investment in Novus Diagnostics, (iii) the issuance of 361,892 ADSs to Native Design Limited on October 10, 2024 pursuant to a design services agreement, (iv) the issuance of 650,000 ADSs to Craig Hallum on October 10, 2024 pursuant to an advisory agreement, (v) to capitalization of certain paid-in-kind interest payments pursuant to the third amendment and restatement of the credit agreement governing the Term Loan, (vi) the issuance of 1,343,821 ADSs pursuant to the ATM Program from October 1, 2024 through March 21, 2025, and (B) the Fourth Amendment Borrowing, in each case as if they had occurred on September 30, 2024.

	As of September 30, 2024
US’000	Actual	As Adjusted(1)
Cash	$2,840	$10,005
Debt Outstanding:
Exchangeable Notes (at nominal amount)	$210	$210
Term Loan (at nominal amount)	$70,200	$82,038
Convertible Note (at nominal amount)	$20,000	$20,000

Equity:
A Ordinary Shares, par value $0.0109 per share	$2,377	$3,573
Share Premium	$57,519	$64,640
Treasury shares	$(24,922)	$(24,922)
Reserves	$984	$984
Accumulated deficit	$(62,300)	$(63,425)
Total shareholders’ equity	$(19,624)	$(19,150)
Total Capitalization	$64,068	$83,099

(1)
The number of A Ordinary Shares issued and outstanding excludes: 48,506,672  A Ordinary Shares issuable upon exercise of outstanding stock options at exercise prices that range from US$0.12-US$1.29 per share; 51,200,000 A Ordinary Shares represented by ADSs issuable upon the exercise of outstanding warrants; 24,691,358 A Ordinary Shares represented by ADSs issuable upon conversion of the MiCo Convertible Note.

SELLING SHAREHOLDER

We are registering the resale of 4.29 million ADSs (representing 85.8 million A Ordinary Shares), including 2.5 million ADSs issuable upon the exercise of the Warrants pursuant to the registration rights provisions of the Warrants.  Perceptive is an investment manager with an expertise in healthcare. The term “selling shareholder” includes the entities identified in the table below (as such table may be amended from time to time by means of an amendment to the registration statement of which this prospectus forms a part or by a supplement to this prospectus) and any permitted assignees of the Warrants from Perceptive. Except as described herein or in the documents incorporated by reference herein, we did not have any material relationship with Perceptive prior to our credit agreement with Perceptive.

Our registration of the resale of the securities covered by this prospectus does not necessarily mean that the selling shareholder will sell any or all of the securities.

The information in the table below is based upon information provided by the selling shareholder.

Selling Shareholder	Ordinary Shares Beneficially Owned Prior to Offering/ Percentage of Class	Ordinary Shares Being Offered	Ordinary Shares Beneficially Owned Upon Completion of Offering / Percentage of Class
Perceptive(1)	18.3% (2)	85.8 million A Ordinary Shares (represented by 4.29 million ADSs) (3)	-- %(4)

(1)	Each of Perceptive Credit Holdings II, LP and Perceptive Credit Holdings III, LP is a Delaware limited partnership and their address is 51 Astor Place, 10th Floor, New York, New York 10003.
(2)
Represents 85.8 million A Ordinary Shares, including (a) 35.8 million A Ordinary Shares represented by 1.79 million ADSs of the selling shareholder and (b) 50 million A Ordinary Shares represented by 2.5 million ADSs that may be acquired upon full exercise of the Warrants of the selling shareholder, although the exercise of the Warrants is subject to a 9.99% beneficial ownership cap.

(3)	Assuming full exercise of the Warrants.
(4)	Assuming all ADSs representing A Ordinary Shares being registered for resale hereunder are sold.

PLAN OF DISTRIBUTION

The selling shareholder, may, from time to time, sell, transfer or otherwise dispose of any or all of its ADSs or interests therein on any stock exchange, market or trading facility on which the ADSs are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholder may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the Commission;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	through agreements between broker-dealers and the selling shareholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

In connection with the sale of our ADSs or interests therein, the selling shareholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the ADSs or interests therein in the course of hedging the positions they assume. The selling shareholder may also sell ADSs or interests therein short and deliver these securities to close out their short positions, or loan or pledge the ADSs or interests therein to broker-dealers that in turn may sell these securities. The selling shareholder may also enter into options or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to each such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling shareholder from the sale of the ADSs or interests therein offered by the selling shareholder will be the purchase price of such securities less discounts or commissions, if any. The selling shareholder reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of ADSs or interests therein to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling shareholder also may resell all or a portion of the ADS or interests therein in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling shareholder and any underwriters, broker-dealers or agents that participate in the sale of the ADSs or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. If the selling shareholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the ADSs or interest therein to be sold, the name of the selling shareholder, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the ADSs or interests therein may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the ADSs or interests therein may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling shareholder that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholder and its affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholder may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed with the selling shareholder to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or have been withdrawn.

DESCRIPTION OF OUR ADSs

The primary trading market for our ADSs is the NASDAQ Global Select Market, where our ADSs are listed and traded under the symbol “TRIB”. The ratio of ADSs to underlying A Ordinary Shares is 1 ADS : 20 A Ordinary Shares. The Bank of New York Mellon is the depositary for the ADSs pursuant to the deposit agreement filed with the Commission on January 15, 2004 as an exhibit to our Form F-6, registration no. 333-111946.

Descriptions of our A Ordinary Shares and ADSs can be found in our Annual Report on Form 20-F for the year ended December 31, 2023, which descriptions are incorporated herein by reference.

TAXATION

A description of taxation affecting our ADSs can be found in our Annual Report on Form 20-F for the year ended December 31, 2023, which description is incorporated herein by reference.

AUTHORIZED REPRESENTATIVE

Our authorized representative in the United States for this offering as required pursuant to Section 6(a) of the Securities Act is Puglisi & Associates; 850 Library Avenue, Suite 204; Newark, Delaware 19711. We have agreed to indemnify the authorized representative against liabilities under the Securities Act of 1933.

OFFERING EXPENSES

The following is a statement of expenses in connection with the distribution of the securities registered. All amounts shown are estimates except the Commission registration fee.  The estimates do not include expenses related to offerings of particular securities. Each prospectus supplement describing an offering of securities will reflect the estimated expenses related to the offering of securities under that prospectus supplement.

Commission registration fee	$446
EDGAR and printing fees	$1,000
Legal fees and expenses	$10,000
Accounting fees and expenses	$5,500
Miscellaneous	$2,000
Total	$18,946

MATERIAL CHANGES

Except as otherwise described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, and in our Reports of Foreign Private Issuer on Form 6-K filed under the Exchange Act and incorporated by reference or disclosed herein, no reportable material changes have occurred since December 31, 2023.

LEGAL MATTERS

Carter Ledyard & Milburn LLP, New York, New York, will be passing upon matters of United States law for us with respect to securities offered by this prospectus.  The validity of the A Ordinary Shares represented by ADSs offered hereby will be passed upon for us by Matheson LLP, Dublin, Ireland.

EXPERTS

The audited consolidated financial statements of Trinity Biotech Plc incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance on the report of Grant Thornton, an independent registered public accounting firm, upon the authority of said firm as experts in auditing and accounting.

The audited Statement of Assets Acquired and Liabilities Assumed with respect to the asset acquisition of Waveform Technologies, Inc. incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance on the report of Grant Thornton, as independent auditors, upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is a part of a registration statement on Form F-3 that we filed with the Commission under the Securities Act.  We refer you to this registration statement for further information about us and the securities offered hereby.

 We file annual and special reports and other information with the Commission (Commission File Number 000-22320). These filings contain important information that does not appear in this prospectus. Our SEC filings are also available on the Commission Internet site at www.sec.gov, which contains periodic reports and other information regarding issuers that file electronically.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We file annual and special reports and other information with the Commission (File Number 000-22320).  These filings contain important information which does not appear in this prospectus. The Commission allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the Commission.  We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the Commission on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered.

●	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as filed with the Commission on April 30, 2024;
●
Our Reports on Form 6-K furnished to the Commission on April 30, 2024, May 16, 2024, May 28, 2024, July 11, 2024, July 12, 2024, August 7, 2024, August 7, 2024, August 20, 2024, August 21, 2024, August 29, 2024, September 5, 2024 (with materials relating to the Company’s annual general meeting), September 23, 2024, September 25, 2024, September 30, 2024, October 2, 2024, October 25, 2024 (with respect to each of the EpiCapture acquisition and the Novus investment), November 7, 2024, November 15, 2024, December 26, 2024, January 28, 2025, January 29, 2025, February 4, 2025, February 6, 2025, February 28, 2025, March 13, 2025 and March 14, 2025; and

●	The description of our ADSs contained in our Form 20-F for the fiscal year ended December 31, 2023 filed with the Commission on April 30, 2024.

In addition, we may incorporate by reference into this prospectus our reports on Form 6-K filed after the date of this prospectus (and before the time that all of the securities offered by this prospectus have been sold or de-registered) if we identify in the report that it is being incorporated by reference in this prospectus.

Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference.  Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to Trinity Biotech plc, IDA Business Park, Bray, County Wicklow, Ireland, Attn: Corporate Secretary, telephone number +(353) 1 276 9800. You may also obtain information about us by visiting our website at www.trinitybiotech.com. Information contained in our website is not part of this prospectus.

You should rely only on the information contained or incorporated in this prospectus. We have not authorized anyone else to provide you with different information. You should not rely on any other representations. Our affairs may change after this prospectus is distributed. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents. You should read all information supplementing this prospectus.

We are an Irish company and are a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  As a result, (i) our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, (ii) transactions in our equity securities by our officers, directors and principal shareholders are exempt from Section 16 of the Exchange Act; and (iii) we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

ENFORCEABILITY OF CIVIL LIABILITIES

Service of process upon us and upon our directors and officers and the Irish experts named in this prospectus, most of whom reside outside the United States, may be difficult to obtain within the United States.  Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been advised by counsel that the United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be recognized or enforceable in Ireland.

A judgment of the U.S. courts will be enforced by the Irish courts, by way of separate action in Ireland,  if the following general requirements are met: (i) the debt is for a liquidated or defined sum; (ii) the procedural rules of the U.S. court must have been observed and the U.S. court must have had jurisdiction in relation to the particular defendant according to Irish conflict of law rules (the submission to jurisdiction by the defendant would satisfy this rule); and (iii) the judgment must be final and conclusive and the decree must be final and unalterable in the court which pronounces it. A judgment can be final and conclusive even if it is subject to appeal or even if an appeal is pending. If the effect of lodging an appeal under the applicable law is to stay execution of the judgment, it is possible that, in the meantime, the judgment should not be actionable in Ireland. It remains to be determined whether final judgment given in default of appearance is final and conclusive. However, the Irish courts may, in certain circumstances, refuse to enforce a judgment of the U.S. courts which meets the above requirements, including: (a) if the judgment is not for a debt or a definite sum of money; (b) if the judgment was obtained or alleged to have been obtained by fraud; (c) if the process and decision of the U.S. Courts were contrary to natural or constitutional justice under the laws of Ireland and if the enforcement of the judgment in Ireland would be contrary to natural or constitutional justice; (d) if the judgment is contrary to Irish public policy or involves certain United States laws which will not be enforced in Ireland or constitute the enforcement of a judgment of a penal or taxation nature; (e) if jurisdiction cannot be obtained by the Irish courts over the judgment debtors in the enforcement proceedings by personal service in Ireland or outside Ireland under Order 11 of the Irish Superior Courts Rules; (f) there is no practical benefit to the party in whose favor the foreign judgment is made in seeking to have that judgment enforced in Ireland, or (g) if the judgment is not consistent with a judgment of an Irish court in respect of the same matter.

We have irrevocably appointed Puglisi & Associates as our agent to receive service of process in any action against us in the state and federal courts sitting in the City of New York, Borough of Manhattan arising out of this offering or any purchase or sale of securities in connection therewith. We have not given consent for this agent to accept service of process in connection with any other claim.

TRINITY BIOTECH PLC

4,290,000 American Depositary Shares
representing
85,900,000 A Ordinary Shares

PROSPECTUS

March 31, 2025